April 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Erin Donahue, Jay Ingram

Re:	QuantumScape Corporation

Post-Effective Amendment No. 5 to Form S-1 on Form S-3 Registration Statement

Filed April 6, 2022

File No. 333-251433

Amendment No. 1 to Form S-3 Registration Statement

Filed April 6, 2022

File No. 333-262659

Acceleration Request

Requested Date: April 11, 2022

Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, QuantumScape Corporation (the “Company”) hereby requests that the above-referenced Registration Statements be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statements have been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael J. Danaher at (650) 320-4625.

Sincerely,

QUANTUMSCAPE CORPORATION

/s/ Kevin Hettrich
Kevin Hettrich
Chief Financial Officer

cc:	Jagdeep Singh

Michael McCarthy

QuantumScape Corporation

Michael J. Danaher

Mark B. Baudler

Wilson Sonsini Goodrich & Rosati, P.C.